
GRASIM
ADITYA BIRLA GROUP

82-3322

03 AUG -5 AM 7:21

17th July, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax No. :

By Air Mail

SUPPL

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Monday, the 28th July, 2003 interalia to take on record the unaudited financial results (provisional) for the quarter ended 30th June, 2003.

This is for your information.


03024971

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

dlw 8/5